SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F X Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .)

CNH GLOBAL N.V.

Form 6-K for the month of August, 2004

List of Exhibits:

1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of July and Cumulative for 7 Months, 2004, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of June 2004 Relative to Industry Results or Levels, Compared with Prior Year Periods.

CNH Global N.V.

Summary North American Retail Unit Sales Activity
For Selected Agricultural and Construction Equipment,
During the Month of July and Cumulative for 7 Months, 2004,
And Indicators of North American Dealer Inventory Levels for Selected Agricultural
Equipment at the End of June 2004
Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Copies of the relevant Agricultural Flash report from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	July N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

	Total North American	CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY	(All Brands)
RETAIL UNIT SALES:
MONTH OF July 2004

Agricultural Tractors:
under 40 horsepower (2WD)	+13.3%	Up mid single digits

40 to 100 horsepower (2WD)	+25.8%	Up equal to the industry

over 100 horsepower (2WD)	+52.1%	Up low double digits, but significantly less than the industry

4 wheel drive tractors	+40.3%	Up moderate double digits, but moderately less than the industry

Sub total tractors over 40 hp	+29.9%	Up moderate double digits, but moderately less than the industry

Total Ag tractors	+19.2%	Up low double digits, slightly less than the industry

Combines	+33.6%	Up moderate double digits, slightly less than the industry

Loader/backhoes	Up moderately	Up high single digits, slightly more than the industry

Skid Steer Loaders	Down moderately	Down moderate double digits, significantly more than the industry

Total Heavy
Construction Equipment	Up significantly	Up mid single digits

RETAIL UNIT SALES:
7 MONTHS, 2004

Agricultural Tractors:
under 40 horsepower (2WD)	+10.0%	Up mid single digits, slightly less than the industry

40 to 100 horsepower (2WD)	+14.2%	Up low double digits, slightly less than the industry

over 100 horsepower (2WD)	+29.9%	Up moderate double digits, moderately less than the industry

4 wheel drive tractors	+22.2%	Up moderate double digits, equal to the industry

Sub total tractors over 40 hp	+17.8%	Up low double digits, slightly less than the industry

Total Ag tractors	+13.0%	Up low double digits, slightly less than the industry

Combines	+28.1%	Up low double digits, significantly less than the industry

Loader/backhoes	Up significantly	Up moderate double digits, equal to the industry

Skid Steer Loaders	Up significantly	Up low double digits, moderately less than the industry

Total Heavy
Construction Equipment	Up significantly	Up moderate double digits, in line with the industry

DEALER INVENTORIES:
END OF June 2004

Agricultural Tractors:
under 40 horsepower (2WD)	5.7 months supply	In line with the industry

40 to 100 horsepower (2WD)	5.3 months supply	In line with the industry

over 100 horsepower (2WD)	4.2 months supply	In line with the industry

4 wheel drive tractors	3.1 months supply	1/2 month less than the industry

Total tractors	5.4 months supply	In line with the industry

Combines	5.0 months supply	> 1 month higher than the industry

Dated: August 13, 2004

U.S. Ag Flash Reports

July 2004 Flash Report
U.S. Unit Retail Sales
(Report released 8/10/2004)

							June 2004
				Y-T-D	Y-T-D		U.S. Field
Equipment	July 2004	July 2003	% Chg.	2004	2003	% Chg.	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	15,297	13,516	13.2%	88,044	80,510	9.4%	62,367
40 & Under 100 HP	7,588	5,853	29.6%	41,445	35,648	16.3%	28,616
100 HP & Over	1,428	826	72.9%	12,258	8,513	44.0%	5,754
Total - 2 Wheel Drive	24,313	20,195	20.4%	141,747	124,671	13.7%	96,737
Total - 4 Wheel Drive	225	153	47.1%	2,050	1,588	29.1%	847
Total Farm Wheel Tractors	24,538	20,348	20.6%	143,797	126,259	13.9%	97,584
Combines (Self-Propelled)	671	463	44.9%	2,771	2,182	27.0%	1,970

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and the District of Columbia.

Ag Flash Report is updated by the 15th of the month.

For further information, please contact Deb Carson at 414-298-4146.

To U.S. Ag Flash Report Archive >>

© AEM 2004 — Association of Equipment Manufacturers	Headquarters Office
Toll Free: 866-AEM-0442	111 E. Wisconsin Ave. Suite 1000
Click here to read our Legal and Privacy Information	Milwaukee, WI 53202-4806
Contact Us	Phone: 414-272-0943 Fax: 414-272-1170

Industry Trends

Canadian Ag Flash Reports

July 2004 Flash Report Canada Unit Retail Sales
(Report released 8/10/2004)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.

	July			July YTD			June
							2004	2003
							Canadian	Canadian
							(Field)	(Field)
Equipment	2004	2003	% Chg.	2004	2003	% Chg.	Inventory	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	658	565	16.5%	4,181	3,319	26.0%	3,085	3,497
40 & Under 100 HP	475	557	(14.7%)	3,394	3,632	(6.6%)	2,854	3,460
100 HP & Over	260	284	(8.5%)	2,045	2,496	(18.1%)	1,498	1,637
Total - 2 Wheel Drive	1,393	1,406	(0.9%)	9,620	9,447	1.8%	7,437	8,594
Total - 4 Wheel Drive	22	23	(4.3%)	468	473	(1.1%)	154	223
Total Farm Wheel Tractors	1,415	1,429	(1.0%)	10,088	9,920	(1.7%)	7,591	8,817
Combines (Self-Propelled)	187	179	4.5%	675	508	32.9%	716	580

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution.

Ag Flash Report is updated by the 15th of the month.

For further information, please contact Deb Carson at 414-298-4146.

Go To Canadian Ag Flash Reports Archive >>

© AEM 2004 — Association of Equipment Manufacturers Toll Free: 866-AEM-0442 Click here to read our Legal and Privacy Information Contact Us	Headquarters Office 111 E. Wisconsin Ave. Suite 1000 Milwaukee, WI 53202-4806 Phone: 414-272-0943 Fax: 414-272-1170

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
	By:	/s/ Richard R. Dykhouse
Richard R. Dykhouse
August 13, 2004		Assistant Secretary